                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                       (Amendment No.  3  )


                         Metricom, Inc.
                         (Name of Issuer)

                 Common Stock and 8% Convertible Bond due 2003
                  (Title of Class of Securities)

                            591596-10-1
                          (CUSIP Number for stock only)





Check the following box if a fee is being paid with this statement    (A fee
is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











SEC 1745 (2/92)

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.            Sole Voting Power

Shares                       2,376,500 common shares plus 1,546,391 shares
                                  resulting from bond conversions

Beneficially  6.            Shared Voting Power

Owned by                         10,000 shares

Each          7.            Sole Dispositive Power

                          2,376,500 common shares plus 1,546,391 shares
                                  resulting from bond conversions
Reporting

Person With   8.            Shared Dispositive Power

                                   10,000 shares

 .   Aggregate Amount Beneficially owned by each reporting person:

     1,861,464 common and converted shares held by Lindner Growth Fund 1,716,427 common and converted shares held by Lindner Dividend Fund
       355,000 shares managed by Ryback Management Corp.

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares

11.  Percent of  Class Represented by Amount in Row  (9)

              25.39% fully diluted

12.  Type of Reporting Person

 IA - Ryback Management Corporation   IV - Lindner Investment Series Trust


sec 1745 (6-80)
                         SEE INSTRUCTION BEFORE FILLING OUT!

                                SEC 13G
                     SECURITIES AND EXCHANGE COMMISSION
                     SCHEDULE 13g Amendment No. 3

Item 1(a)   Name of Issuer:

            Metricom, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            980 University Avenue
            Los Gatos, CA 95030-2375

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

           7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock and convertible bond due 2003

Item 2(e)   CUSIP:

            591596-10-1 (no cusip for the bond)

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

 [X] Investment Company registered under Section 8 of the Investment Company Act ( LINDNER INVESTMENT SERIES TRUST)

 [X] Investment Company Adviser registered under Section 203 of the Investment
 Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Ryback Management Corp. and/or Lindner Investment Series Trust as of August 28,1996:

(A) Amount beneficially owned: 1,861,464 shares held by Lindner Growth Fund, 1,716,427 shares held by Lindner Dividend Fund and 355,000 shares managed by Ryback Management Corporation
(B) Percent of class: 25.36% fully diluted
(C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote: 3,922,891
         (2)shared power to vote or direct to vote: 10,000
         (3)sole power to dispose of or direct disposition of: 3,922,891
         (4)shared power to dispose or direct disposition of: 10,000

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Growth Fund (formerly Lindner Fund, Inc.), a registered investment company, is a holder of 12.40% of the fully diluted outstanding class of securities. Lindner Dividend Fund (formerly Lindner Dividend Fund, Inc.), a registered investment company, is a holder of 11.44% of the fully diluted outstanding class of securities. Lindner Growth Fund and Lindner Dividend Fund are separate series of the Lindner Investment Series Trust.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: August 28, 1996




                         /S/  Eric E. Ryback, President
                              Ryback Management Corporation
                              Lindner Investment Series Trust
                              (314) 727-5305